

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Dr. Pankaj Mohan
Chief Executive Officer
Sonnet BioTherapeutics Holdings, Inc.
100 Overlook Center, Suite 102
Princeton, New Jersey 08540

     Re: Sonnet BioTherapeutics Holdings, Inc.
        Registration Statement on Form S-1
        Filed January 19, 2023
        File No. 333-269307

Dear Dr. Pankaj Mohan:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Cindy Polynice at 202-551-8707 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Alexander Dinur, Esq.